GRAVATATE, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018, 2017 AND 2016
(See Independent Accountant's Review Report)

DUNHAM, AUKAMP & RHODES, PLC
Certified Public Accountants
Chantilly, Virginia

GRAVATATE, INC.

TABLE OF CONTENTS



Dunham, Aukamp & Rhodes, PLC
Certified Public Accountants

4437 Brookfield Corporate Dr., Suite 205-D
Chantilly, VA 20151

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
Gravatate, Inc.

We have reviewed the accompanying financial statements of Gravatate, Inc. (a corporation), which comprise the balance sheets as of December 31, 2018, 2017 and 2016 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Dunham, Aukamp & Rhodes, PLC

Certified Public Accountants
Chantilly, Virginia

August 26, 2019

Metro: (703) 631-8940 FAX: (703) 631-8939 Toll Free 1-877-631-8940

GRAVATATE, INC.

BALANCE SHEETS
December 31,

	2018	2017	2016
Current Assets			
Cash and cash equivalents	$ 50,852	$ 700	$ 21,571
Total Current Assets	50,852	700	21,571
Property and Equipment			
Capitalized software	243,648	238,697	224,465
Less: Accumulated amortization	(186,575)	(138,094)	(91,067)
Net Property and Equipment	57,073	100,603	133,398
Other Assets			
Deferred tax asset	213,470	142,399	82,338
Deposits	628	-	-
Total Other Assets	214,098	142,399	82,338
Total Assets	$ 322,023	$ 243,702	$ 237,307
Current Liabilities			
Accounts payable	$ 110,674	$ 103,355	$ 97,319
Accrued interest	4,593	-	-
Payroll liabilities	1,527	42	990
Deferred revenue	506	-	-
Total Current Liabilities	117,300	103,397	98,309
Long-Term Liabilities			
Loans from stockholders	55,074	34,036	1
Notes payable	195,000	-	-
Total Long-Term Liabilities	250,074	34,036	1
Total Liabilities	367,374	137,433	98,310
Stockholders' Equity			
Common stock, $.0001 par, 10,000,000 shares issued, and 3,819,662, 3,819,662 and 3,734,662, respectively, outstanding	382	382	373
Additional paid-in capital	391,634	391,634	306,643
Additional paid-in capital - stock options	104,540	75,740	41,000
Retained earnings (deficit)	(541,907)	(361,487)	(209,019)
Total Stockholders' Equity	(45,351)	106,269	138,997
Total Liabilities and Stockholders' Equity	$ 322,023	$ 243,702	$ 237,307

See accompanying notes and independent accountant's review report.

GRAVATATE, INC.

STATEMENTS OF INCOME
For the Years Ended December 31,

	2018	2017	2016
Revenues			
Subscription income	$ 234	$ -	$ -
Cost of Goods Sold	17,168	11,238	956
Gross Profit (Loss)	(16,934)	(11,238)	(956)
Operating Expenses			
Payroll expenses	90,739	60,532	15,319
Stock options expense	28,800	34,740	12,040
IT development	19,804	33,206	-
Legal and professional	18,760	11,253	13,626
Travel and entertatinment	4,908	4,794	-
Dues and subscriptions	4,602	282	241
Software	4,277	3,939	2,494
Rent	4,187	603	540
Taxes and licenses	2,350	2,100	2,101
Office expenses	2,107	1,472	701
Advertising	1,595	742	-
Telephone	754	-	-
Insurance	600	600	550
Total Operating Expenses	183,483	154,263	47,612
Income (Loss) From Operations	(200,417)	(165,501)	(48,568)
Other Income (Expense)			
Other income	2,000	-	-
Amortization	(48,481)	(47,028)	(44,103)
Interest expense	(4,593)	-	(3,723)
Net Income (Loss) Before Income Taxes	(251,491)	(212,529)	(96,394)
Income Tax Benefit	71,071	60,061	27,241
Net Income (Loss)	$ (180,420)	$ (152,468)	$ (69,153)

GRAVATATE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31,

	Common Stock	Additional Paid-in Capital	Additional Paid-in Capital Stock Options	Retained Earnings (Deficit)
Ending Balance, December 31, 2015	$ 479	$ 241,381	$ 28,960	$ (139,866)
2016 net income (loss)	-	-	-	(69,153)
2016 issuance of stock	(106)	65,262	12,040	-
Ending Balance, December 31, 2016	$ 373	$ 306,643	$ 41,000	$ (209,019)
2017 net income (loss)	-	-	-	(152,468)
2017 issuance of stock	9	84,991	34,740	-
Ending Balance, December 31, 2017	$ 382	$ 391,634	$ 75,740	$ (361,487)
2018 net income (loss)	-	-	-	(180,420)
2018 issuance of stock	-	-	28,800	-
Ending Balance, December 31, 2018	$ 382	$ 391,634	$ 104,540	$ (541,907)

See accompanying notes and independent accountant's review report.

GRAVATATE, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2018	2017	2016
Cash Flows from Operating Activities			
Net income (loss)	$ (180,420)	$ (152,468)	$ (69,153)
Adjustments to reconcile net income to net			
cash used in operating activities			
Amortization	48,481	47,028	44,103
Stock options expense	28,800	34,740	12,040
Increase (Decrease) in:			
Deposits	(628)	-	-
Deferred tax asset	(71,071)	(60,061)	(27,241)
Accounts payable	7,319	6,036	10,759
Accrued interest	4,593	-	-
Payroll liabilities	1,485	(948)	990
Deferred revenue	506	-	-
Net cash used in operating activities	(160,935)	(125,673)	(28,502)
Cash Flows from Investing Activities			
Capitalized software costs	(4,951)	(14,232)	(15,805)
Net cash used in investing activities	(4,951)	(14,232)	(15,805)
Cash Flows from Financing Activities			
Proceeds from issuance of notes payable	195,000	-	-
Proceeds from shareholder loans	21,038	34,035	-
Issuance of stock	-	84,999	65,157
Net cash provided by financing activities	216,038	119,034	65,157
Net change in cash and cash equivalents	50,152	(20,871)	20,850
Cash and Cash Equivalents			
Beginning of year	700	21,571	721
End of year	$ 50,852	$ 700	$ 21,571

NOTE 1 – Organization and Summary of Significant Accounting Policies

Gravatate, Inc. (the "Company") was incorporated in the state of Delaware in 2014. The Company develops a chat and collaboration application that it licenses to subscribers. Revenues from customer subscriptions is the Company's planned primary source of revenue.

The following is a summary of significant accounting policies followed in the preparation of these financial statements:

(a) Basis of Accounting – The Company prepares its financial statements in accordance with generally accepted accounting principles, which involves the application of accrual accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

(b) Revenue and Cost Recognition – The Company recognizes revenue from software licenses ratably over the time period covered by the license agreement.

(c) Cash and Cash Equivalents – The Company considers substantially all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d) Accounts Receivable – Accounts receivable are presented at net realizable value. Contract receivables are recorded when invoices are issued and are presented in the balance sheet net of the allowance for doubtful accounts. Contract receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the construction industry, and the financial stability of its customers. No allowance for doubtful accounts was deemed necessary as of December 31, 2018, 2017 or 2016 as management believes all amounts to be collectible. There have been no bad debts written off.

(e) Property and Equipment – Office equipment, furniture and fixtures are carried at cost and are being depreciated under the straight-line method over useful lives of three to seven years for all items with an initial cost exceeding $3,000. Repairs and maintenance items are expensed when incurred; betterments, which increase the value or materially extend the life of the related assets, are capitalized.

The Company capitalizes certain costs related to the development of software available for sale. Costs incurred during the application development phase are capitalized only when it is probable that the development will result in new or additional functionality. The types of costs capitalized during the application development phased include employee compensation, as well as consulting fees for third-party developers working on these projects. Costs related to the preliminary project stage and post-implementation stage are expenses as incurred. Capitalize software costs is amortized on a straight-line basis over the estimated useful life of the asset of five years. When capitalized software is abandoned, the cost less the accumulated amortization, if any, is recorded as amortization expenses.

(f) Income Taxes – Deferred income tax results from the timing difference between accrual basis and the cash basis used for tax returns.

NOTE 1 – Organization and Summary of Significant Accounting Policies (Continued)

(g) Uncertain Tax Positions – As of December 31, 2018, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The tax years subject to examination by the taxing authorities are the years ended December 31, 2015 through 2017.

(h) Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Concentration of Credit Risk – The financial instruments included on the balance sheet are traditional in nature. The carrying value of cash and cash equivalents and all other financial instruments, including receivables and payables, approximate their fair value. Cash equivalents are maintained at high-quality financial institutions and credit exposure is limited at any one institution. At times such amounts may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal. The Company has not experienced any losses on its cash and cash equivalents.

(j) Advertising Costs – Advertising costs are expensed as incurred. For the years ended December 31, 2018, 2017 and 2016 advertising expense was $1,595, $742 and $-0-, respectively.

(k) Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 31, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classifications affecting the pattern of expenses recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leased existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of their pending adoption of the new standard on its financial statement.

NOTE 2 – Long-Term Debt

<u>Notes Payable</u>

On May 1, 2018 the Company authorized the issuance of up to $350,000 of Convertible Promissory Notes (the Notes). The Notes bear simple interest in the amount of 8% per annum and mature on the second anniversary of the date of such note. Each Note is convertible into shares of Common Stock with a conversion price per share equal to the quotient obtained by dividing $6,250,000 by the Fully Diluted Capitalization as of such event or time.

As of December 31, 2018 there were $195,000 of Notes outstanding. Interest has accrued on the Notes in the amount of $4,593.

Subsequent to year end, on March 1, 2019 the Company amended and restated the Convertible Promissory Note purchase agreement to change the numerator of the conversion equation from $6,250,000 to $4,500,000.

Following are maturities of long-term debt:

Year ended December 31,	
2020	$195,000
Total	$195,000

<u>Loans from Stockholders</u>

Two of the principal stockholders of the Company have loaned funds to the Company through unwritten agreements by foregoing expense reimbursements owed to them for operating expenses that they have paid personally. These amounts totaled $55,074, $34,036, and $1 as of December 31, 2018, 2017 and 2016, respectively. The loans are non-interest bearing.

NOTE 3 – Lease Commitments

The Company leases office space under an operating lease agreement dated July 5, 2018. The lease expired on October 31, 2018 but contained a provision whereby tenancy was able to continue on a month-to-month basis. Both the Company and the landlord have the right to terminate the lease upon at least a thirty days prior written notice. The lease is subject to a 3% annual rental increase.

Total rent expense under all leases for the years ended December 31, 2018, 2017 and 2016 were $4,187, $603 and $540, respectively.

NOTE 4 – Income Taxes

The deferred tax benefit consists of the following as of December 31,:

	2018	2017	2016
Current tax provision:			
U.S. Federal	$37,805	$27,686	$13,926
State 10,190	7,463	3,754	
Deferred tax provision:			
U.S. Federal	18,177	19,623	7,531
State	4,899	5,289	2,030
Deferred tax benefit	$71,071	$60,061	$27,241

The Company had available at December 31, 2018, unused operating loss carryforwards that may be applied against future federal and state taxable income and expire as follows:

Amount of Unused Operating Loss Carryforwards	Year of Expiration
$ 62,078	2034
56,102	2035
62,561	2036
124,375	2037
169,833	2038
$474,949	

NOTE 5 – Stock Options

The Company's 2014 Employee Share Option Plan (the Plan), which is shareholder-approved, permits the grant of share options and shares to its employees for up to one million shares of common stock. The Plan authorizes the use of Employee Stock Options.

Service Condition Stock Options Stock options have been granted with an exercise price greater than the fair market value of the common stock on the date of grants and have a one-year contractual term. The stock options vest over various periods of up to three years. Compensation cost is recognized on a straight-line basis. The fair market value of stock options is estimated using an asset-based approach. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience.

NOTE 5 – Stock Options (Concluded)

Stock option transactions under the Company's plan for the years ended December 31, 2018, 2017 and 2016 are summarized as follows:

	Shares	Value
Outstanding at December 31, 2015	362,000	$ 28,960
Granted	110,000	15,400
Forfeited	(24,000)	(3,360)
Outstanding at December 31, 2016	448,000	41,000
Granted	180,000	34,740
Outstanding at December 31, 2017	628,000	75,740
Granted	144,000	28,800
Outstanding at December 31, 2018	772,000	$104,540

Subsequent to year end, an additional 114,000 shares have been granted through stock awards to four individuals.

NOTE 6 – Contingencies

Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $180,420 during the year ended December 31, 2018, and as of that date, the Company's current liabilities exceeded its current assets by $66,458 and its total liabilities exceeded its total assets by $45,351. Those factors, as well as the uncertain conditions that the Company faces regarding its loan agreements (as discussed in Note 2), create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital thru Regulation CF and potentially other means of raising necessary capital to attempt to finance the business until such time that the business can support itself, if ever. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan (e.g. raise capital and/or generate sufficient revenue and cash flow to finance the business). The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 – Evaluation of Subsequent Events

The Company has evaluated subsequent events through August 26, 2019, the date which the financial statements were available to be issued.

On June 30, 2019 one of the original stockholders in the Company surrendered 550,000 shares of stock, reducing his overall investment ownership percentage in the Company from 24.2% to 19%.